SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EVe Mobility Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3218G 109

(CUSIP Number)

Kash Sheikh
Manager
EVe Mobility Sponsor LLC
 c/o EVe Mobility Acquisition Corp

4001 Kennett Pike, Suite 302

Wilmington, DE 19807

(302) 273-0014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Gregg A. Noel, Esq.

Michael J. Mies, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

September 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3218G 109

1.	Names of Reporting Persons. Kash Sheikh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,316,190 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,316,190 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,316,190 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.7% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 8,333,333 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of EVe Mobility Acquisition Corp, a Cayman Islands exempted company (the “Issuer”), issued upon the conversion of 8,333,333 Class B ordinary shares, par value $0.0001 per share (“Founder Shares”), of the Issuer acquired by EVe Mobility Sponsor LLC (the “Sponsor”) prior to the Issuer’s initial public offering (the “IPO”); and (ii) 982,857 Class A Ordinary Shares underlying the units acquired by the Sponsor in a private placement sale which closed simultaneously with the consummation of the IPO.

(2)	The Sponsor is the record holder of the shares reported herein. On September 29, 2023, Scott Painter and Maximilian Staedtler resigned as managers of the Sponsor resulting in Kash Sheikh serving as sole manager of the Sponsor. As sole manager, Mr. Sheikh has voting and investment discretion of the Class A Ordinary Shares held by the Sponsor, and accordingly may be deemed to have beneficial ownership of such shares.

(3)	Calculated based upon 15,603,171 Class A Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with Securities and Exchange Commission on August 21, 2023.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of EVe Mobility Acquisition Corp, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 4001 Kennett Pike, Suite 302, Wilmington, DE 19807.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Kash Sheikh (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is c/o EVe Mobility Acquisition Corp, 4001 Kennett Pike, Suite 302, Wilmington, DE 19807.

(c)	The principal occupation of the Reporting Person is serving as Chief Executive Officer of Optim Advisors LLC, whose principal business address are located at 1610 Kinneloa Mesa Rd, Pasadena, CA 91107.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Class A Ordinary Shares currently beneficially owned by the Reporting Person was $9,853,570. The source of these funds was working capital of EVe Mobility Sponsor LLC (the “Sponsor”).

Item 4. Purpose of Transaction.

The Class A Ordinary Shares purchased by the Sponsor and beneficially owned by the Reporting Person have been acquired for investment purposes.

The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person as further described in Item 6 below, the Reporting Person has agreed (A) to vote his shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities, (C) not to redeem any of his shares in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to the rights of shareholders or pre-business combination activity and (D) not to participate in any liquidating distribution upon winding up if a business combination is consummated.

The Reporting Person may, at any time and from time to time, review or reconsider his positions, change his purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	Calculations of the percentage of Class A Ordinary Shares beneficially owned is based on 15,603,171 Class A Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with Securities and Exchange Commission (the “SEC”) on August 21, 2023.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page to this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Ordinary Shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Subscription Agreement and Related Transactions

In connection with the organization of the Issuer, on April 6, 2021, the Sponsor paid an aggregate of $25,000 in exchange for 7,187,500 Class B ordinary shares, par value $0.0001 per share (“Founder Shares”), of the Issuer, pursuant to a Securities Subscription Agreement, between the Sponsor and the Issuer (the “Securities Subscription Agreement”). The Securities Subscription Agreement provided that up to 1,000,000 of the Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriters of the Issuer’s initial public offering (“IPO”) do not exercise their overallotment option in full.

On September 3, 2021, the Issuer effected a share capitalization with respect to its Founder Shares of 2,395,853 shares thereof, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. On September 27, 2021, the Sponsor forfeited 1,916,666 Founder Shares to us for cancellation, resulting in the Sponsor holding an aggregate of 7,666,667 Founder Shares. Subsequently, the Issuer effected a second share capitalization with respect to its Founder Shares, resulting in the Sponsor holding an aggregate of 8,433,333 Founder Shares. Upon consummation of the IPO, the underwriters partially exercised their overallotment option, resulting in the Sponsor holding 8,333,333 Founder Shares.

References to, and descriptions of, the Securities Subscription Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.1.

Private Placement Units Purchase Agreement

On December 17, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 982,857 units of the Issuer (“Private Placement Units”) at $10.00 per Private Placement Unit for an aggregate purchase price of $9,828,570, pursuant to a Private Placement Units Purchase Agreement, dated December 14, 2021, by and between the Issuer and the Sponsor (the “Purchase Agreement”). Each Private Placement Unit consists of one Class A Ordinary Share and one-half of one redeemable warrant.

References to, and descriptions of, the Purchase Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.2.

Letter Agreement

On December 14, 2021, in connection with the IPO, the Issuer, the Sponsor and certain officers and directors of the Issuer, including the Reporting Person (each such officer and director, an “Insider” and collectively, the “Insiders”), entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, the Sponsor and each Insider agreed (A) to vote his, her or its shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities, (C) not to redeem any of his, her or its shares in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to the rights of shareholders or pre-business combination activity and (D) not to participate in any liquidating distribution upon winding up if a business combination is consummated.

The Letter Agreement provides that the Sponsor and each Insider may not transfer (i) one-third of his, her or its Founder Shares until the completion of the Issuer’s initial business combination and (ii) two-thirds of his, her or its Founder Shares (the “Restricted Founder Shares”) until the earlier of (1) with respect to one half of the Restricted Founder Shares held by the Sponsor and each Insider: (A) two years after the completion of the Issuer’s initial business combination and (B) subsequent to the Issuer’s initial business combination (x) if the last reported sale of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property and (2) with respect to the other half of the Restricted Founder Shares held by the Sponsor and each Insider: (A) two years after the completion of the Issuer’s initial business combination (x) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $13.50 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

References to, and descriptions of, the Letter Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.3.

Registration Rights Agreement

On December 14, 2021, in connection with the IPO, the Issuer, the Sponsor and certain security holders, including the Reporting Person (the “Holders”), entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Sponsor and the Holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

References to, and descriptions of, the Registration Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.4.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
10.1	Securities Subscription Agreement, dated April 6, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 12, 2021).
10.2	Private Placement Units Purchase Agreement, dated December 14, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 17, 2021).
10.3	Letter Agreement, dated December 14, 2021, among the Issuer, the Sponsor and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 17, 2021).
10.4	Registration Rights Agreement, dated December 14, 2021, among the Issuer, the Sponsor and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 17, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023

By:	/s/ Kash Sheikh
Name:	Kash Sheikh